Filed by Hut 8 Corp.
Pursuant to Rule 425 Under the Securities Act of 1933, as amended
Subject Companies: U.S. Data Mining Group, Inc. and Hut 8 Mining Corp.
S-4 Commission File No.: 333-269738

US Bitcoin Corp (USBTC) Secures Deal with Celsius to Host 8,500 Miners at the Alpha Site

MIAMI – August 31, 2023 – U.S. Data Mining Group, Inc. dba US Bitcoin Corp (“USBTC” or “the Company”), a leading operator of large-scale data centers for new-age workloads such as digital asset mining, is thrilled to announce that it has secured a deal with Celsius Network LLC (“Celsius”) to host an initial 8,500 miners with an estimated sticker hashrate of 820 petahash (PH) at the USBTC Alpha Site. This significant agreement represents a robust advancement in the Bitcoin mining industry and continues the strong collaboration between USBTC, and Celsius, with support from the Fahrenheit, LLC coalition (“Fahrenheit”) which includes USBTC, Arrington Capital, Proof Group Capital Management, Steven Kokinos, and Ravi Kaza.

Asher Genoot, USBTC President, shared his thoughts on this new venture, saying, "The opportunity to manage the Celsius assets marked a defining milestone. As we drive forward in conjunction with Fahrenheit, we're embarking on a new chapter that builds upon that success. The synergy between USBTC, Celsius, and Fahrenheit represents our commitment to redefining the mining industry. Together with Fahrenheit, we envision a future where Bitcoin mining is not just profitable but sustainable and industry-advancing."

The Alpha Site has been selected for its environmentally-friendly energy profile and strategic geographical location, allowing for an efficient and eco-friendly mining operation. This new arrangement supplements the existing hosting agreements with companies like Teslawatt, Marathon Digital, Foundry USA, Sphere 3D, and Decimal Group. In aggregate, the Company anticipates managing a fleet of more than 310,000 bitcoin miners including miners owned by Celsius, other clients, and its own machines.

The parties are working diligently to complete the implementation of the deal and begin operations as soon as possible, reflecting a shared dedication to capitalizing on this partnership leveraging experience gained from management of its infrastructure operations (MIO) business.

Celsius Mining Operations

On May 25, 2023, the Company, as part of the Fahrenheit LLC coalition, was selected as the winning bidder in the official auction in Celsius’ chapter 11 cases to manage and operate the assets owned by Celsius, which includes a lending portfolio, digital assets, and approximately 122,000 mining machines, subject to the approval of the bankruptcy court and confirmation of a chapter 11 plan. In addition, the Company, acting separately through its USMIO business, won the right to enter into one or more operating and services agreements with the restructured company, which is also subject to the approval of the bankruptcy court.

The Company previously announced that it had secured hosting agreements for approximately 150,000 bitcoin miners. These companies include Teslawatt, Marathon Digital, Foundry USA, Sphere 3D, and Decimal Group. In aggregate, the Company expects to manage a fleet of more than 310,000 bitcoin miners across Celsius and hosted assets.

Merger with Hut 8

On February 7, 2023, the Company announced an all-stock merger of equals (the “Transaction”) with Hut 8 Mining Corp. (Nasdaq, TSX: HUT), one of North America’s largest, innovation-focused digital asset mining pioneers and high performance computing infrastructure providers. The combined company will be named “Hut 8 Corp.” (“New Hut”) and will be a U.S.-domiciled entity. The Transaction is expected to establish New Hut as a large-scale, publicly traded Bitcoin miner focused on economical mining, highly diversified revenue streams, and industry leading environmental, social, and governance (ESG) practices.

About US Bitcoin Corp

Founded by a team of visionary entrepreneurs and experienced executives, USBTC is an efficient, eco-friendly, and large-scale North American mining company. Through cutting-edge technology and a relentless commitment to operational excellence, USBTC seeks to set the standard for what is possible in its industry.

With campuses in New York, Nebraska, and Texas, USBTC aims to monetize electrons at scale, operating hundreds of megawatts of Bitcoin mining infrastructure both independently and on behalf of clients. USBTC prides itself on deploying next-generation software and hardware innovations to deliver results across its self-mining, hosting, and site management verticals. To learn more, visit https://usbitcoin.com/ or contact Matt Prusak at info@usbitcoin.com.

About Celsius

Celsius is a global cryptocurrency platform and a well-recognized leader in Bitcoin mining. For additional information on the company, please visit http://www.celsius.network. For additional information on Celsius’ ongoing chapter 11 cases, please visit http://www.cases.stretto.com/celsius.

Cautionary note regarding Forward–Looking Information

This press release includes “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, “forward looking information”). All information, other USBTC or Hut 8 Mining Corp. (“Hut 8”) expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of each company’s businesses, operations, plans and other such matters is forward-looking information. Forward looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “allow”, “believe”, “estimate”, “expect”, “predict”, “can”, “might”, “potential”, “predict”, “is designed to”, “likely” or similar expressions. In addition, any statements in this communication that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information and include, among others, statements with respect to: (i) the expected outcomes of the transaction, including New Hut’s assets and financial position; (ii) the ability of Hut 8 and USBTC to complete the transaction on the terms described herein, or at all, including, receipt of required regulatory approvals, shareholder approvals, court approvals, stock exchange approvals and satisfaction of other closing customary conditions; (iii) expectations related to the Celsius transaction, including the closing thereof and any required legal approvals and the expected impact on our business and miners and hashrate under management (iv) the expected synergies related to the transaction in respect of strategy, operations and other matters; (v) projections related to expansion; (vi) expectations related to New Hut’s hashrate and self-mining capacity; (vii) acceleration of ESG efforts and commitments; and (viii) the ability of New Hut to execute on future opportunities, among others.

Statements containing forward-looking information are not historical facts, but instead represent management’s expectations, estimates and projections regarding future events based on certain material factors and assumptions at the time the statement was made. While considered reasonable by USBTC and Hut 8 as of the date of this communication, such statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the ability to obtain requisite shareholder approvals and the satisfaction of other conditions to the consummation of the transaction on the proposed terms or at all; the ability to obtain necessary stock exchange, regulatory, governmental or other approvals in the time assumed or at all; the anticipated timeline for the completion of the transaction; the ability to realize the anticipated benefits of the transaction or implementing the business plan for New Hut, including as a result of a delay in completing the transaction or difficulty in integrating the businesses of the companies involved (including the retention of key employees); the ability to realize synergies and cost savings at the times, and to the extent, anticipated; the potential impact on mining activities; the potential impact of the announcement or consummation of the transaction on relationships, including with regulatory bodies, employees, suppliers, customers, competitors and other key stakeholders; security and cybersecurity threats and hacks; malicious actors or botnet obtaining control of processing power on the Bitcoin network; further development and acceptance of the Bitcoin network; changes to Bitcoin mining difficulty; loss or destruction of private keys; increases in fees for recording transactions in the Blockchain; internet and power disruptions; geopolitical events; uncertainty in the development of cryptographic and algorithmic protocols; uncertainty about the acceptance or widespread use of digital assets; failure to anticipate technology innovations; climate change; currency risk; lending risk and recovery of potential losses; litigation risk; business integration risk; changes in market demand; changes in network and infrastructure; system interruption; changes in leasing arrangements; failure to achieve intended benefits of power purchase agreements; potential for interrupted delivery, or suspension of the delivery, of energy to New Hut’s mining sites; failure of the Celsius transaction to receive the necessary legal approvals or failure of the Celsius transaction to otherwise close; and failure to achieve the intended benefits of the Celsius Transaction and expected impact on USBTC’s business and miners and hashrate under management.

Additional Information About the Transaction and Where to Find It

In connection with the Transaction, that, if completed, would result in New Hut becoming a new public company, New Hut has filed a registration statement on Form S-4 (the “Form S-4”) with the U.S. Securities and Exchange Commission (“SEC”). USBTC and Hut 8 urge investors, shareholders, and other interested persons to read the Form S-4, including any amendments thereto, the Hut 8 meeting circular, as well as other documents filed or to be filed with the SEC and documents to be filed with Canadian securities regulatory authorities in connection with the Transaction, as these materials do and will contain important information about USBTC, Hut 8, New Hut and the Transaction. New Hut also has, and will, file other documents regarding the Transaction with the SEC. This communication is not a substitute for the Form S-4 or any other documents that may be sent to Hut 8’s shareholders or USBTC's stockholders in connection with the Transaction. Investors and security holders are or will be able to obtain free copies of the Form S-4 and all other relevant documents filed or that will be filed with the SEC by New Hut through the website maintained by the SEC at www.sec.gov or by contacting the investor relations department of Hut 8 at info@hut8.io and of USBTC at info@usbitcoin.com.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”) or in a transaction exempt from the registration requirements of the Securities Act.